SIDLEY AUSTIN LLP
787 SEVENTH AVENUE
NEW YORK, NY 10019
+1 212 839 5300
+1 212 839 5599 FAX

AMERICA • ASIA PACIFIC • EUROPE

December 21, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola

Re:                             Angel Oak Mortgage, Inc.

Draft Registration Statement on Form S-11

Originally Submitted August 12, 2019 and Amended on October 28, 2019
CIK No. 0001766478

Dear Ms. Ayoola:

On behalf of Angel Oak Mortgage, Inc. (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) the Company’s response to comment 11 from the staff of the Division of Corporation Finance of the Commission (the “Staff”) on the initial draft Registration Statement submitted August 12, 2019 (the “Registration Statement”), as set forth in the Staff’s letter dated September 9, 2019.  The Company’s response follows the comment. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in Amendment No. 1 to the Registration Statement, submitted on October 28, 2019 (“Amendment No. 1”).

General

11.                               We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind pool” offering. Please provide your analysis on the applicability of prior performance disclosures from Securities Act Industry Guide 5. See also Securities Act Release 33- 6900 (June 17, 1991).

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

The Company notes that Industry Guide 5 applies to registration statements for offerings of interests in real estate limited partnerships, and that the Commission has extended the application of Industry Guide 5, if otherwise applicable by its terms, to registration statements for equity offerings by real estate investment trusts. Corporation Finance Disclosure Guidance Topic 6 (“DGT 6”) focuses on disclosures by non-traded REITs but notes that “it also may be applicable to disclosures in connection with offerings by traded REITs” and describes the utility of prior performance disclosures as follows:

In a typical public offering of securities registered under the Securities Act, a potential investor can evaluate, among other things, the registrant’s financial condition and operating history in making an investment decision.  In the case of an initial public offering of shares of a non-traded REIT, the registrant typically does not yet own real estate assets, has no operating history and has not identified any specific assets to acquire with the offering proceeds.  Therefore, potential investors in the initial public offering of a non-traded REIT cannot base their investment decision on the registrant’s financial condition or operating history or on an analysis of its stated use of proceeds.  This raises the question of how investors can evaluate the sponsor in order to make an informed investment decision.

The Company does not believe that prior performance disclosure is useful to investors or material to an investment decision with respect to the Company’s common stock because investors will be able to evaluate the Company’s assets, financial condition, operating history, and planned use of proceeds. The two factors most significant to this analysis are as follows: (1) the Company already has significant assets, including target assets, and has described these assets and its operating business and strategy in the Registration Statement, and (2) investors in the offering will have access to more than a full year of audited financial statements with respect to the Company’s business at the time of the contemplated offering.

The Company commenced operations in September 2018 and is focused on acquiring and investing in newly-originated first lien “non-qualified” mortgage loans (“non-QM loans”) and other mortgage-related assets in the U.S. mortgage market. As of September 30, 2019, the Company had total assets of approximately $225.0 million, including a $171.2 million portfolio of non-QM loans and other target assets, which were financed with two term securitizations as well as with in-place loan financing lines and securities repurchase facilities. As discussed on pages 12-13 and 157-58 of Amendment No. 1, the Company believes that its portfolio validates its strategy of making credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel Oak Mortgage Lending. Furthermore, the Company intends to deploy the net proceeds of this offering to acquire non-QM loans and other target assets primarily sourced from Angel Oak Mortgage Lending in a manner consistent with its strategy and investment guidelines described in the Registration Statement, building on its current portfolio. Because the Company has been investing in its target assets, utilizing leverage, and operating its business consistent with the strategy it intends to continue pursuing following the contemplated offering, the information in the Registration Statement relating to the Company’s strategy, portfolio, and operations permits investors to evaluate the Company’s assets, operating history, and planned use of proceeds.

Additionally, the Company intends the Registration Statement to include the Company’s audited financial statements for the year ending December 31, 2019 and audited financial statements as of and for the period from September 18, 2018 through December 31, 2018 at the time the Company markets and sells its common stock in the contemplated offering. As a result, investors will have the means to evaluate the Company’s business strategy, financial condition, and the performance of its target assets on the basis of more than a full year of audited operating data and results.

The Company believes the disclosures included in the Registration Statement relating to the Company’s assets and operating results, as described above, obviate the need for prior performance disclosures. The concerns identified by DGT 6 that arise when a registrant “does not yet own real estate assets [and] has no operating history” and therefore “potential investors . . . cannot base their investment decision on the registrant’s financial condition or operating history or on an analysis of its stated use of proceeds” are not applicable here. Consequently, prior performance disclosures are not material to an investment decision. Instead, investors in the Company’s contemplated offering will be able to evaluate the Company’s assets, financial condition, operating history, and planned use of proceeds in making an investment decision.

*  *  *

Please do not hesitate to contact the undersigned at (212) 839-5374 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ J. Gerard Cummins
J. Gerard Cummins

cc:                                Robert Williams, Angel Oak Mortgage, Inc.

Dory Black, Angel Oak Mortgage, Inc.

Andrew S. Epstein, Clifford Chance US LLP

Jason D. Myers, Clifford Chance US LLP